Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the Securities Exchange Act of

1934, as amended

Filer: Bearing Lithium Corp.

 Commission File No.: 000-1703253

Subject Company: Li3 Energy Inc.

 Commission File No. for Registration Statement on Form F-4 filed by

Bearing Lithium Corp.: 333-217231

September 14, 2017 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING ANNOUNCES NI 43-101 M&I RESOURCE OF 1.7 MT LCE PLUS INFERRED RESOURCE OF 0.4 MT LCE AND PROVIDES CORPORATE UPDATE

Vancouver, British Columbia - Bearing Lithium Corp. ("Bearing" or the "Company") (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce the results from a resource estimate prepared in accordance with National Instrument 43-101 (“NI 43-101”) on the Maricunga lithium brine project located in Chile (the “Maricunga Project”). The NI 43-101 resource estimate is consistent with the JORC- resource estimate announced previously (refer to press release on July 13th, 2017). Bearing has entered into a definitive agreement to acquire Li3 and its interest in the Maricunga Project (the “Li3 Definitive Agreement”). A Li3 shareholder vote is scheduled for September 28th, 2017 for which Bearing has already secured in excess of 60% of the votes in favour of the transaction where only a simple majority is required (>50%). Li3 currently holds a 23.9% interest in the Maricunga Project along with Minera Salar Blanco (“MSB”) and Lithium Power International Limited (“Lithium Power”) at 43.6% and 32.5% respectively pursuant to a joint venture arrangement (the “Maricunga Joint Venture”). Under the terms of the Maricunga Joint Venture, Lithium Power has agreed to fund exploration and development costs with both Li3 and MSB having a free carry until the completion of a definitive feasibility study. The report is available on Sedar (www.sedar.com).

NI 43-101 Resource Highlights

•	The Maricunga Project represents one of the highest brine concentration undeveloped lithium projects in the world.
•	The M&I Resource has tripled in size to 1,725,000 tonnes LCE and the Inferred resource has increased to 425,000 tonnes LCE with the average lithium concentration above 1,100 mg/L.
•	The updated resource is defined to a depth of 200 m. A significant exploration target has been identified between 200 m and 400 m depth through borehole S-19 (TD 360 m) with a potential for a further 1.0 – 2.5 Mt LCE.

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the Securities Exchange Act of

1934, as amended

Filer: Bearing Lithium Corp.

 Commission File No.: 000-1703253

Subject Company: Li3 Energy Inc.

 Commission File No. for Registration Statement on Form F-4 filed by

Bearing Lithium Corp.: 333-217231

•	Process test work remains ongoing which will be incorporated in a Pre-Feasibility Study (PFS) anticipated in Q4/17 and a Definitive Feasibility Study in H1/18.
•	Favorable porosity and permeability make the resource amenable to extraction by conventional pumping methods, which was demonstrated by the high flow rates (up to 45 l/s) during the pumping tests.

“We are extremely pleased with the NI 43-101 resource estimate completed by the Maricunga Joint Venture under the direction of the project operator, Minera Salar Blanco (MSB). This resource estimate demonstrates the true potential of this project. The results have significantly increased the size of the resource, confirmed the grade, and demonstrated further exploration potential. M&I resource lithium concentration of 1,100 mg/L Li and Inferred resource lithium concentration above 1,200 mg/L Li rank the Maricunga Joint Venture as the highest lithium concentration pre-production project. Development activities remain on schedule with process test work, preliminary engineering and design advancing towards a Pre-Feasibility Study (PFS) anticipated later this year and a Definitive Feasibility Study (DFS) in H1/18.” Jeremy Poirier, President and CEO of Bearing commented.

Patrick Cussen, Chairman of Li3, stated: "We thank and congratulate the MSB team for this very important milestone in the development of the Maricunga Joint Venture. Now that the registration statement has been approved by the SEC we look forward to closing our transaction and completing our migration to the TSXV. This will firmly place Maricunga Joint Venture in a market that not only understands lithium but is very bullish on the industry's future. We are pleased to have been involved with the Maricunga Project from the start and to now continue to develop the project with our partners.”

Maricunga Project – Updated Resource Estimate

The Maricunga Joint Venture has released an updated resource estimate prepared in accordance with NI 43-101, incorporating the results from recent drilling and pumping tests since the publication of the 2012 Resource Estimate. A Measured and Indicated Resource of 325,000 tonnes of lithium at an average concentration of 1,143 mg/L lithium plus an Inferred Resource of 80,000 tonnes of lithium at an average concentration of 1,289 mg/L lithium. A breakdown of the resource is presented in Table 1 below. The resource was prepared by Frits Reidel, CPG, President of Flo Solutions and calculated using SgeMS software This NI 43-101 resource incorporates the drilling and testing work undertaken by LI3 in 2011/12 and by the MSB in 2016/17. The drilling and test work carried out in the MJV mining concessions between September 2016 and March 2017 consisted of 9 rotary drill holes totalling 1,815 metres, 4 sonic holes totalling 613 metres, a regional geophysical and two pumping tests.

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Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the Securities Exchange Act of

1934, as amended

Filer: Bearing Lithium Corp.

 Commission File No.: 000-1703253

Subject Company: Li3 Energy Inc.

 Commission File No. for Registration Statement on Form F-4 filed by

Bearing Lithium Corp.: 333-217231

Table 1: Measured, Indicated and Inferred Lithium and Potassium Resources for the Maricunga Joint Venture – dated July 12, 2017

Source: NI 43-101 Technical Report

Expressed as mineral compounds in Table 2, the Measured and Indicated resource total 1.7 million tonnes of lithium carbonate equivalent (“LCE”); the Inferred resource is 0.4 million tonnes of LCE. In addition, there is a significant potash resource of 4.5 million tonnes within the Measured and Indicated category and an Inferred potash resource of 1.2 million tonnes.

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Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the Securities Exchange Act of

1934, as amended

Filer: Bearing Lithium Corp.

 Commission File No.: 000-1703253

Subject Company: Li3 Energy Inc.

 Commission File No. for Registration Statement on Form F-4 filed by

Bearing Lithium Corp.: 333-217231

Table 2: Maricunga JV Resources expressed as LCE and Potash (KCl)

Source: NI 43-101 Technical Report

An illustration depicting the breakdown of the current resource and comparison to the 2012 resource is provided in Figure 1 below.

Figure 1: Schematic of the MJV resources and exploration potential

Source: NI 43-101 Technical Report

An exploration target has been identified between a depth of 200 m and 400 m (immediately below the current resource) based on the results of borehole S-19 (TD 360 m) which bottomed in mineralized lithium brine This exploration target may contain potentially an additional 195,000 to 470,000 tonnes lithium (1.0 to 2.6 million tonnes of lithium carbonate equivalent) and 1.530,000 to 3,470,000 tonnes potassium (3.0 to 6.6 million tonnes of potassium chloride equivalent) between 200 metres and 400 metres depth.

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Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the Securities Exchange Act of

1934, as amended

Filer: Bearing Lithium Corp.

 Commission File No.: 000-1703253

Subject Company: Li3 Energy Inc.

 Commission File No. for Registration Statement on Form F-4 filed by

Bearing Lithium Corp.: 333-217231

It must be noted that exploration targets are not mineral resources. The potential quantity and grade of the exploration target is conceptual in nature, and there has been insufficient exploration to define a Mineral Resource in the volume where the Exploration Target is outlined. It is uncertain if further exploration drilling will result in the determination of a Mineral Resource in this volume.

Table 3: Maricunga Joint Venture Exploration Target Estimate

Source: Lithium Power International

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Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the Securities Exchange Act of

1934, as amended

Filer: Bearing Lithium Corp.

 Commission File No.: 000-1703253

Subject Company: Li3 Energy Inc.

 Commission File No. for Registration Statement on Form F-4 filed by

Bearing Lithium Corp.: 333-217231

Table 4: Comparison of Lithium Brine Projects in South America

Frits Reidel, CPG, who is a technical consultant to the Company and is a qualified person within the context of National Instrument 43-101, has read and takes responsibility for this news release. Frits Reidel is independent (as such term is used in National Instrument of Ni 43-101) of the Company.

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Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the Securities Exchange Act of

1934, as amended

Filer: Bearing Lithium Corp.

 Commission File No.: 000-1703253

Subject Company: Li3 Energy Inc.

 Commission File No. for Registration Statement on Form F-4 filed by

Bearing Lithium Corp.: 333-217231

Resource Estimation Methodology

The resource estimation for the MJV was developed using the Stanford Geostatistical Modeling Software (SGeMS) and the geological model of the local lithology. The following steps were carried out to calculate the lithium and potassium resources.

•	Generation of histograms, probability plots and box plots for the Exploratory Data Analysis (EDA) for lithium and potassium. No outlier restrictions were applied, as distributions of the different elements do not show anomalously high values. Calculation of the experimental variograms with their respective variogram models for lithium and potassium in three orthogonal directions.
•	The model domain was constrained by:

o	The lateral area of the MJV properties;
o	The phreatic brine level in the Salar as the top; and
o	The bottom of the resource model to 200 m depth.

•	Definition of the block model (34,560,000 blocks) and block size (x and y = 50 m and z = 1 m) representative of the thinner units within the geological model.
•	Interpolation of lithium and potassium concentrations for each block in mg/L using ordinary kriging with specific variogram models. No hard boundaries were considered inside the geological units for the estimation.
•	Calculation of lithium and potassium resources using the average drainable porosity value for each geological unit based on boreholes data and results of the laboratory porosity test work.

The block model estimation was validated using a series of checks, including comparison of univariant statistics for global estimation bias, visual inspection against samples on plans and sections and swath plots in the north-south direction and vertically to detect spatial bias. An independent nearest neighbor model was generated for each parameter, to verify that the estimate honours the drilling and sampling data. An independent estimate of the resource was completed using a nearest-neighbour estimate and the comparison of the results with the ordinary kriging estimate is below 0.3% for measured resources and below 3% for indicated resources, which is considered to be acceptable.

Corporate Update

The Company also announces that Kirk Shaw has resigned from the Board of Directors of the Company to pursue other matters. The Company would like to thank Mr. Shaw for his service to the Company and wish him luck with his future endeavours.

About Bearing Lithium Corp.

Bearing is an exploration and development company. The Li3 Definitive Agreement will enable it to acquire an interest in the advanced-stage Maricunga project located in Chile, which represents one of the highest-grade development opportunities in the Americas. Assuming completion of the transactions contemplated by the Li3 Definitive Agreement, Bearing will currently hold a 23.9% interest in the project. Under the Maricunga JV agreement, Lithium Power International is earning into the project by funding US$22 million in project expenditures to through to the delivery of a Definitive Feasibility Study (DFS). After Lithium Power has satisfied all the funding commitments and earned-in, Bearing will hold an undivided 17.7% in the project along with Minera Salar Blanco and Lithium Power International Limited at 32.3% and 50.0% respectively.

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Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the Securities Exchange Act of

1934, as amended

Filer: Bearing Lithium Corp.

 Commission File No.: 000-1703253

Subject Company: Li3 Energy Inc.

 Commission File No. for Registration Statement on Form F-4 filed by

Bearing Lithium Corp.: 333-217231

ON BEHALF OF THE BOARD

Signed "Jeremy Poirier"

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: completion of the proposed transaction with Li3, completion of a Prefeasibility Study and completion of a Definitive Feasibility Study. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga Project is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the absence of a material adverse change in the Maricunga Project; fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations and receipt of all necessary regulatory and shareholder approvals for the Li3 transaction. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, Bearing does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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